Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. intercepts 86.70 metres (at) 1.03 g/tonne at the
     Amisk Gold Project, Saskatchewan

     'Historic Drilling of 2.39 g/tonne over 165.12 metres demonstrates bulk potential'

     Trading Symbols
     TSX - CRJ
     NYSE Amex - CGR

     CALGARY, May 12 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR)
("Claude" or the "Company") is pleased to announce that winter drilling results, as well as historic drill data, demonstrate the bulk potential of the
Amisk Gold Property. The 12,000 hectare property is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk-Laurel Gold Deposit.
     As a first Phase, an eleven hole, 2,300 metre, winter drill program was completed. Results received for the first five holes of the 2010 winter drill program are presented in Table 1.

     <<
     Table 1: Summary of 2010 Amisk-Laurel Gold Deposit intercepts received to date.
     -------------------------------------------------------------------------
                                          From             Length   Au    Ag
     Hole      Easting Northing  Az/Dip    (m)     To (m)    (m)  (g/t)  (g/t)
     -------------------------------------------------------------------------
     AL-10-271   9648    5045   180/-55   190.73   200.30   9.57   1.02   5.4
     AL-10-272   9726    5151   180/-55   196.02   212.10  16.08   1.24  15.2
     AL-10-273   9654    5223   180/-55   300.65   334.95  34.30   0.49   2.9
     AL-10-275   9921    4925    64/-45    10.65    45.50  34.85   2.91   4.3
                                  incl     12.18    13.00   0.82  13.27   8.0
                                  incl     15.27    16.11   0.84  39.22  15.2
                                  incl     32.00    33.00   1.00  28.89  26.5
     AL-10-278   9976    5059   180/-45    11.30    98.00  86.70   1.03   6.0
                                  incl     44.00    46.00   2.00  14.94   4.4
     -------------------------------------------------------------------------
     Note: Intervals noted are intercepted width not true width, have been calculated using a 0.3 g/tonne cut-off and are uncut. They may include internal dilution.
     >>

     The Amisk Gold Project is a 65:35 joint venture between Claude and St.
Eugene Mining Corporation. The 2010 exploration program is focused on the
Amisk-Laurel Gold Deposit, specifically evaluating the bulk mining potential of the system and expanding the deposit.
     The Amisk Gold Project has been the subject of significant historic exploration, with advanced exploration and underground bulk sampling completed in the late 1980's by Cameco Corporation. Based on historical exploration and underground development, a 1988 prefeasibility study indicated mineable reserves of 185,000 tons at 0.44 oz/ton Au and 1.75 oz/ton Ag to a depth of
130 metres. A 0.15 oz/ton cut-off grade was utilized in the calculations.
These estimates are historical in nature and should not be viewed as National
Instrument 43-101 compliant. Results from subsequent drilling programs by
Cameco and SMDC were not considered in any resource calculations.
     The Amisk-Laurel Gold Deposit is hosted within a rhyolite flow-dome complex and overlying pyroclastic tuffs and flows. High grade gold and silver mineralization is hosted within a series of moderately to shallowly-dipping, pyrite +/- chalcopyrite-sphalerite-tetrahedrite-galena-bearing sulphide vein systems. A compilation and analysis of historic drill data reveals that high grade vein systems are typically flanked by wide intervals of low grade mineralization associated with disseminated and stringer pyrite. Sampling within these lower grade domains is incomplete with all unsampled intervals composited at zero grade. Table 2 presents highlights from historic drilling.
A complete list of significant composites for all historic drilling is available on the Company's website.

     <<
     Table 2: Highlights of historic drill results from the Amisk-Laurel Gold deposit.
     -------------------------------------------------------------------------
                                                                     Unsampled
                                                                        inter-
     Hole      East-  North- Az/Dip   From     To              Au    Ag  vals
                ing     ing            (m)     (m)    Length  (g/t)(g/t)  (m)
     -------------------------------------------------------------------------
     AL96-219   9800   5175 176/-48  165.00  244.00   79.00   5.41  46.4 27.00
                               incl  237.00  239.00    2.00 192.60 1600.0
     -------------------------------------------------------------------------
     AL8-159  9937.5   5075 180/-66    6.00  202.77  196.77   2.09   7.6 85.86
                               incl  142.00  155.50   13.50  24.95  68.8
     -------------------------------------------------------------------------
     AL8-176  9937.5   5075 158/-65   13.80  178.92  165.12   2.39  14.6  2.80
                               incl   18.50   19.25    0.75 287.66 2019.4
                               incl   29.80   30.80    1.00  29.90  51.0
                               incl   99.00  100.00    1.00  43.92 164.6
     -------------------------------------------------------------------------
     AL6-44    10000   5125 180/-45   85.40  222.75  137.35   2.12  18.9 63.35
                               incl  142.00  160.75   18.75  10.95 100.8
     -------------------------------------------------------------------------
     AL5-05    10000   4952 180/-45   28.53   77.60   49.07   5.32   9.0 30.19
                               incl   29.26   31.09    1.83 112.43 144.6
     -------------------------------------------------------------------------
     AL7-096   10002 4937.5   0/-55   33.61  175.97  142.36   1.68   6.9 53.12
                               incl   56.63   57.13    0.50  23.35 134.1
                               incl  105.80  106.30    0.50 199.89 394.3
                               incl  108.80  110.30    1.50  16.14  63.1
     -------------------------------------------------------------------------
     AL6-54     9675   9975 180/-45   10.10   83.50   73.40   3.23  19.7  0.00
                               incl   16.00   17.00    1.00  17.69 136.1
                               incl   59.25   59.75    0.50  92.91 586.3
                               incl   73.00   74.30    1.30  44.23 139.2
     -------------------------------------------------------------------------
     AL7-108    9980   5175 171/-45  114.00  236.50  122.50   1.76   5.0  0.00
                               incl  163.25  164.25    1.00  24.79  42.9
                               incl  180.25  182.75    2.50  20.24  48.0
                               incl  211.25  211.75    0.50 152.57  68.9
     -------------------------------------------------------------------------
     AL97-259  10200   5075 270/-50  213.00  361.78  148.78   1.43   7.5 57.90
                               incl  253.00  254.00    1.00  76.55 340.0
                               incl  273.00  274.00    1.00  34.80  73.0
     -------------------------------------------------------------------------
     AL7-123    9975 5062.5 180/-45   16.72  158.90  142.18   1.38   7.7 21.43
                               incl   40.00   51.00   11.00   7.80   4.7
     -------------------------------------------------------------------------
     AL7-089    9975   5075 180/-45   10.10  146.03  135.93   1.41   6.0 23.25
                               incl  105.19  111.69    6.50   6.42  25.1
                               incl  144.03  145.03    1.00  81.60 181.0
     -------------------------------------------------------------------------
     AL96-243 9749.7 5299.8 180/-50  293.00  355.23   62.23   3.03   6.0 23.39
                               incl  305.55  306.00    0.45  25.31  66.0
                               incl  343.42  346.00    2.58  47.19  16.5
     -------------------------------------------------------------------------
     AL7-124   10000 5062.5 180/-47   36.00  124.00   88.00   1.85  11.4  0.00
                               incl   39.00   40.00    1.00  12.86  74.0
                               incl   93.00   93.50    0.50  36.69  92.9
                               incl  101.25  102.25    1.00  11.18  41.0
                               incl  117.75  118.25    0.50  40.80 142.3
     -------------------------------------------------------------------------
     AL98-266  10025   5200 180/-50  132.50  262.00  129.50   1.23   8.3 66.72
                               incl  177.60  178.41    0.81  28.17 150.0
                               incl  251.00  255.40    4.40  18.17 119.5
     -------------------------------------------------------------------------
     AL98-263   9825   5300 202/-50  323.70  392.90   69.20   2.23   7.9 30.60
                               incl  382.30  389.30    7.00  18.33  44.3
     -------------------------------------------------------------------------
     AL6-37     9975   5050 180/-45   30.25  149.80  119.55   1.25   3.7 41.71
                               incl   78.40   79.40    1.00  49.44  56.2
     -------------------------------------------------------------------------
     AL7-084   10025 5087.5 185/-45   24.16  149.13  124.97   1.17   9.0 31.92
                               incl   24.66   25.16    0.50  21.02 153.6
                               incl   89.40   90.40    1.00  29.35 102.2
     -------------------------------------------------------------------------
     AL8-151    9995   4875  58/-45   51.95   74.95   23.00   6.26  30.9  6.00
                               incl   61.33   67.33    6.00  20.39  73.3
     -------------------------------------------------------------------------
     AL7-105    9950   5075 180/-45    8.68  133.70  125.02   1.09   3.5 22.92
                               incl  132.20  132.70    0.50 141.60  30.0
     -------------------------------------------------------------------------
     AL7-107   10000   5075 180/-55   34.00  148.35  114.35   1.19  10.6  1.00
                               incl   50.50   52.00    1.50  15.69 209.0
     -------------------------------------------------------------------------
     AL8-156   10012   5000 180/-45   36.50   80.00   43.50   2.90   8.7 25.00
                               incl   38.00   38.50    0.50  28.15 319.5
                               incl   60.00   61.50    1.50  65.51  41.8
     -------------------------------------------------------------------------
     AL3-15   9921.5   4925  64/-45   20.29  156.53  136.24   0.82   0.9 21.61
     -------------------------------------------------------------------------
     AL8-168   10027   4908  13/-45   25.00   83.00   58.00   1.80  18.8 33.00
                               incl   77.00   81.00    4.00  18.42 191.7
     -------------------------------------------------------------------------
     AL9-203    9800   5275 180/-45  318.05  378.48   60.43   1.70  15.9 29.73
                               incl  376.48  377.48    1.00  48.10 223.9
     -------------------------------------------------------------------------
     AL6-28    10025   4925 180/-45   50.30   60.80   10.50   8.82  24.4  7.30
                              incl    52.60   53.05    0.45  63.09 131.3
                              incl    58.30   58.40    0.10 562.29 1584.0
     -------------------------------------------------------------------------
     Note: Intervals noted are intercepted width not true width, have been calculated using a 0.3 g/tonne cut-off and are uncut. They may include internal dilution and/or unsampled intervals. Unsampled intervals have been treated at zero grade for the purpose of composite calculation.
     Total width of unsampled intervals are noted. Historic assay results have been verified to the original assay certificate where possible; however,
     Quality Assurance and Quality Control procedures have not been verified.
     >>

     "These initial drill results in conjunction with the historic drilling data outline an extensive, potentially bulk-mineable gold system. Infill sampling of historic drilling can only improve these composites," stated Brian
Skanderbeg, Vice President Exploration. "The system comes to surface and remains open at depth as well as along strike to the west and southeast."
     A summer exploration program, inclusive of resampling of historic core and further diamond drilling, is scheduled to begin in June.
     A plan map of the Amisk Gold Property and detailed map showing historic and current drill collar locations can be viewed at Claude's website.
www.clauderesources.com.
     Claude Resources holds a 16.3% interest in St. Eugene's issued and outstanding common shares as of May 12th, 2010.
     Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration,
is the Qualified Person who has reviewed and approved the contents of this news release. Drill core was halved and samples averaging 1.0 to 1.5 meters were submitted to TSL Laboratories in Saskatoon, Saskatchewan, an ISO approved facility. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates (1 in 20 samples). Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 880,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern
Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

     The resource estimates in this document were prepared in accordance with
National Instrument 43-101, adopted by the Canadian Securities Administrators.
The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the
"SEC"). In this document, we use the terms "measured," "indicated" and
"inferred" resources. Although these terms are recognized and required in
Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into
"reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

     %SEDAR: 00000498E %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Phone: (306)
668-7505 or Brian N. Skanderbeg, P.Geo, Vice President Exploration, Phone:
(306) 668-7505, Email: ir(at)clauderesources.com, Website:
www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 10:59e 12-MAY-10